BIRCH MOUNTAIN RESOURCES LTD.
300, 250 - Sixth Avenue S.W.
Calgary, Alberta T2P 3H7

ALBERTA SECURITIES COMMISSION	BRITISH COLUMBIA SECURITIES
4th Floor, 300 - 5th Avenue S.W.	COMMISSION
Calgary, Alberta, T2P 3C4	P.O. Box 10142 Pacific Centre
701 West Georgia Street
SASKATCHEWAN FINANCIAL SERVICES	Vancouver, British Columbia, V7Y 1L2
COMMISSION
800-1920 Broad Street	MANITOBA SECURITIES COMMISSION
Regina, Saskatchewan, S4P 3V7	1130 - 405 Broadway
Winnipeg MB R3C 3L6
ONTARIO SECURITIES COMMISSION
20 Queen Street West, Suite 1903
Toronto ON M5H 3S8	AUTHORITE DES MARCHES FINANCIERS
Place de la Cité, tour Cominar
TSX VENTURE EXCHANGE INC.	2640, boulevard Laurier, bureau 400
10th Floor, 300 - 5th Avenue S.W.	Sainte-Foy (Québec) G1V 5C1
Calgary, Alberta, T2P 3C4

Dear Sirs:

Re:         BIRCH MOUNTAIN RESOURCES LTD. (the "Company")
                Material Change Report

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of Birch Mountain Resources Ltd. (the "Company" or "Birch Mountain"). For convenience, this letter is itemized in the same manner as Form 51-102F3 of National Instrument 51-102. Concurrent with this filing, this letter is being filed with the TSX Venture Exchange, being the only exchange on which the Corporation's shares are currently listed.

Item 1 - Name and Address of Company

BIRCH MOUNTAIN RESOURCES LTD.
300, 250 - Sixth Avenue S.W.
Calgary, Alberta T2P 3H7
Tel: (403) 262-1838
Fax: (403) 263-9888

Item 2 - Date of Material Change

The material change occurred on January 23, 2006.

Item 3 - News Release

A News Release was issued on January 23, 2006 via Canada News Wire.

Item 4 - Summary of Material Change

The Company has announced the appointment of Derrick Kershaw as Senior Vice President and the issuance of 592,500 stock options to directors, officers and employees of the Company exercisable at a price of $8.78 per share.

Item 5 - Full Description of Material Change

The Company has announced the appointment of Derrick Kershaw as Senior Vice President. Derrick has served on the Board of the Directors of Birch Mountain since June 2004 and has accepted the expanded role of leading the technical and operations teams, while continuing in his Board capacity.

In connection with compensation planning, the Board also approved the issuance of 592,500 options, of which 135,000 were issued to directors, 350,000 were issued to officers and 107,500 were issued to staff. The options are exercisable at $8.78 per share.

Item 6 - Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

The name of a Executive Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

Douglas J. Rowe, President and Chief Executive Officer
Telephone: (403) 262-1838
Fax: (403) 263-9888

Item 9 - Date of Report

This report is dated the 23rd day of January, 2006.